Goldman, Sachs & Co.

200 West Street

New York, New York 10282

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Cowen and Company, LLC

599 Lexington Avenue, 27th Floor

New York, NY 10022

January 29, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Scot Foley

Re:                             BeiGene, Ltd.

Registration Statement on Form S-1 (File No. 333-207459)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of BeiGene, Ltd. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at  4:00 PM, Eastern Time, on February 2, 2016, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated January 19, 2016:

(i)                                     Dates of distribution: January 19, 2016 through the date hereof

(ii)                                  Number of prospective underwriters to which the preliminary prospectus was furnished: 4

(iii)                               Number of prospectuses furnished to investors: approximately 4162

(iv)                              Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 10

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

GOLDMAN, SACHS & CO. MORGAN STANLEY & CO. LLC COWEN AND COMPANY, LLC Acting severally on behalf of themselves and the several Underwriters

GOLDMAN, SACHS & CO.

By:	/s/ Matt Leavitt
	Name:	Matt Leavitt
	Title:	Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ David Lederman
	Name:	David Lederman
	Title:	Vice President

COWEN AND COMPANY, LLC

By:	/s/ Grant Miller
	Name:	Grant Miller
	Title:	Managing Director, Head of Equity Capital Markets